Exhibit 99.1

Brussels – 26 April 2023 – 2:00 pm CET	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

AB InBev General Shareholders’ Meeting approves dividend payment for 2022

26 April 2023 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) (“the Company”) is pleased to announce that the General Shareholders’ Meeting of 26 April 2023 has approved the annual accounts for the year ended 31 December 2022, and the gross total dividend for 2022 of EUR 0.75, which will be payable upon presentation of coupon n° 31. The calendar for the payment of the dividend is as follows:

Dividend Timeline

	Ex-coupon date	Record Date	Payment date
Euronext	03 May 2023	04 May 2023	5 May 2023
MEXBOL	03 May 2023	04 May 2023	5 May 2023
JSE	02 May 2023	04 May 2023	5 May 2023
NYSE (programme ADR)	03 May 2023	04 May 2023	8 June 2023
Restricted Shares	03 May 2023	04 May 2023	5 May 2023

The General Shareholders’ Meeting has also approved the following resolutions:

•

A change to the Board composition rules set forward in article 19.3 of the articles of association of the Company, increasing the number of independent directors from three to four independent directors and decreasing the number of directors appointed upon proposal by our Reference Shareholder from nine to eight directors.

•	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2022.

•

Appointment of Lynne Biggar, Aradhana Sarin and Dirk Van de Put as new independent directors and appointment of Heloisa Sicupira as director, for a four-year term that will end after the annual shareholders’ meeting to be held in 2027.

•	Reappointment of Sabine Chalmers and Claudio Garcia as directors, for a renewed four-year term that will end after the annual shareholders’ meeting to be held in 2027.

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•

Appointment of Salvatore Mancuso and reappointment of Martin J. Barrington and Alejandro Santo Domingo, as Restricted Share Directors. Their term will end after the annual shareholders’ meeting to be held in 2024.

•

Acknowledgment that the director mandates of Maria Asuncion Aramburuzabala, William F. Gifford, Elio Leoni Sceti, Xiaozhi Liu and Cecilia Sicupira have ended at today’s shareholders’ meeting after having completed many years of distinguished service. AB InBev thanks them for their commitment and many contributions.

•	Approval of the 2022 Remuneration Report.

AB InBev Contacts

Investors	Media

Shaun Fullalove	Kate Laverge

Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin	Michaël Cloots
Tel: +1 646 746 9673	Tel: +32 497 167 183
E-mail: cyrus.nentin@ab-inbev.com	E-mail: michael.cloots@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

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Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 17 March 2023. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflict in Russia and Ukraine and the COVID-19 pandemic. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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